EXHIBIT 99.1

Student Transportation Inc. Reports Fiscal 2015 First Quarter Results

Solid Start to New Year

BARRIE, Ontario, Nov. 6, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI" or the "Company") (TSX:STB) (Nasdaq:STB) today reported financial results for the first quarter of fiscal year 2015, ended September 30, 2014. All financial results are reported in US dollars except as otherwise noted. STI's first quarter results reflect the normal seasonality of the school bus transportation industry. Accordingly, the first quarter results are not considered to be indicative of the Company's annual results.

Revenue for the first quarter of fiscal 2015 increased to $88.5 million from $73.1 million, and Adjusted EBITDA* reflected a loss of ($0.8) million, slightly lower than the ($1.5) million loss for the first quarter of fiscal year 2014.

STI reported a net loss of $8.8 million or $0.11 per common share for the first quarter of fiscal 2015, similar to the prior fiscal year first quarter net loss of $8.8 million or $0.11 per common share. The improvement in Adjusted EBITDA*, combined with the improvement in other income net, was offset by higher operating lease expense, lower unrealized gains on currency hedging contracts and the conversion feature derivative, higher interest expense and higher depreciation and depletion expense for the first quarter of fiscal 2015 compared to the same period of the prior year.

"The first quarter operating results for fiscal year 2015 were in line with our internal expectations. As we have historically noted, due to the seasonality of our business, the first quarter of the fiscal year reflects lower revenues due to schools being closed in July and August and higher offseason costs on a year over year basis as a result of our continued growth," said Patrick J. Walker, Chief Financial Officer. "We realized a 21 percent increase in revenue in the first quarter of fiscal 2015 compared to the prior year first quarter resulting from the net new business secured for fiscal 2015 combined with additional operating days in September, price increases on our existing business and higher extracurricular, charter and ancillary revenues. The contribution from these higher revenues offset the higher offseason costs normally associated with the start up of the new business secured for the current fiscal year that would not be included in the operations for the first quarter of the prior fiscal year."

"While there are minimal school days in session during the first quarter of the fiscal year, we had a good summer season and have seen contract pricing continue to firm up, similar to last year's first quarter. Fuel as a percentage of revenue decreased year over year, and with the recent market decline in prices, that trend should continue for the remainder of fiscal 2015," added Walker. "The operating results for the first quarter provide us with a solid base for fiscal 2015 as we head into the remaining core of the school year. We have secured 14 new contracts and renewals of existing contracts, both of which maintain our contracted revenue visibility going forward. We have expanded our infrastructure for additional revenues we are anticipating in our management services group and other asset light businesses."

Reconciliation of Net loss and Adjusted EBITDA *
(Amounts in 000's)	Three Months Ended
	9/30/14	9/30/13

Net loss	$ (8,755)	$ (8,792)

Add back:
Income tax benefit	(4,923)	(4,909)
Foreign currency loss	273	265
Other (income) expense, net	(1,144)	730
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(188)	(435)
Unrealized loss (gain) on foreign currency exchange contracts	282	(431)
Non-cash stock compensation	770	700
Interest expense	4,212	3,808
Amortization expense	821	995
Depreciation and depletion expense	4,963	4,625
Operating lease expense	2,887	1,994
Adjusted EBITDA *	$ (802)	$ (1,450)

Results of Operations

	Three Months Ended
	September 30,
	2014	2013

Revenues	$ 88,532	$ 73,140

Costs and expenses
Cost of operations	78,918	65,593
General and administrative	13,303	10,925
Non-cash stock compensation	770	700
Acquisition expense	--	66
Depreciation and depletion expense	4,963	4,625
Amortization expense	821	995
Total operating expenses	98,775	82,904
Loss from operations	(10,243)	(9,764)
Interest expense	4,212	3,808
Foreign currency loss	273	265
Unrealized loss (gain) on foreign currency exchange contracts	282	(431)
Non-cash gain on US$ 6.25% Convertible
Debentures conversion feature	(188)	(435)
Other (income) expense, net	(1,144)	730
Loss before income taxes	(13,678)	(13,701)
Income tax benefit	(4,923)	(4,909)
Net loss	$ (8,755)	$ (8,792)
Basic and diluted net loss per common share	$ (0.11)	$ (0.11)

STI's interim financial statements, notes to financial statements and management's discussion and analysis of financial condition and results of operations will be available at www.sedar.com or at the Company's website at www.rideSTBus.com.

Annual General Meeting

Student Transportation to hold Annual General Meeting on Thursday, November 6, 2014 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto. The meeting will be audio webcast live at STI's website at www.rideSTBus.com.

Profile

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

* Non-GAAP Measures

Adjusted EBITDA is a non-GAAP financial measure, but management believes it is useful in measuring STI's performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. The Company's method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company's non-GAAP measures may not be comparable to similarly titled measures used by other issuers.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Patrick T. Gallagher
         Marketing & Communications Manager

         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com